EXHIBIT 99.1

FOR IMMEDIATE RELEASE


**JPMORGAN PARTNERS AND APOLLO MANAGEMENT
TO SPONSOR ACQUISITION OF AMC ENTERTAINMENT INC.**

**AMC Shareholders to Receive $19.50 in Cash for Each Share of Common Stock
Transaction Valued at $2.0 Billion**


Kansas City, Mo. (July 22, 2004) – AMC Entertainment Inc. ("AMC") (AMEX: AEN), one of the world's leading theatrical exhibition companies, today announced that its board of directors has approved a definitive merger agreement pursuant to which AMC will be acquired by Marquee Holdings Inc., an investment vehicle owned by JPMorgan Partners ("JPMP"), the private equity arm of J.P. Morgan Chase & Co. (NYSE: JPM), and Apollo Management, L.P. ("Apollo"), a private investment firm. JPMP will own approximately 50.1% of the Company following the transaction. Under the terms of the agreement, Apollo will re-invest a substantial portion of its current equity holdings in the Company for approximately 49.9% of the equity in the Company. The total value of the transaction is $2.0 billion ($1.67 billion in equity and the assumption of $748 million in debt less $399 million in cash and equivalents).

Upon consummation of the merger, all AMC common shareholders will receive $19.50 per share in cash, which represents a premium of more than 37% over AMC's unaffected common stock price at the close on July 19, 2004. Holders of the Company's Class B Stock and Series A Convertible Preferred Stock (the "Preferred Stock") will also receive, on an as-converted basis, $19.50 per share in cash pursuant to the terms of each security.

The Company entered into the merger agreement based on the recommendation by a special committee comprised of the independent directors of the Company's board of directors (the "Independent Committee"). Lazard acted as financial advisor to the Independent Committee, and Goldman, Sachs & Co. acted as financial advisor to the Company's board of directors.

Under separate agreements, and subject to the terms and conditions contained therein, Apollo and the Durwood Voting Trust, two significant shareholders of the Company, have agreed to support the transaction.

Members of AMC's existing senior management team will retain their current positions after the transaction closes.

The closing of the transaction is subject to certain terms and conditions customary for transactions of this type, including receipt of shareholder and regulatory approvals and the completion of financing. The Company will solicit shareholder approval by means of a proxy statement, which will be mailed to AMC shareholders upon the completion of the required Securities and Exchange Commission filing and review process.

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The parties currently anticipate consummating the transaction early in the fourth calendar quarter of 2004. The equity financing necessary for the transaction has been fully committed by JPMP and Apollo, and the debt financing necessary for the transaction has been fully committed by JPMorgan Chase & Co. and Citigroup. Upon completion of the transaction, AMC will become a privately held company and its common stock will no longer be traded on the American Stock Exchange.

Lazard served as financial advisor to the Independent Committee, and Polsinelli Shalton Welte Suelthaus and Richards, Layton and Finger, P.A. served as legal counsel to the Independent Committee. Goldman, Sachs & Co. served as financial advisor to the Company and Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel to the Company. JPMorgan Securities Inc. advised Marquee Holdings Inc. on the transaction. Citigroup Global Markets Inc. served as financial advisor to Apollo. Latham & Watkins LLP served as legal counsel to JPMP and Wachtell, Lipton, Rosen & Katz served as legal counsel to Apollo.

Conference Call
AMC will host a conference call today for investors and analysts at 2:00 p.m. CDT to discuss its first quarter earnings and the announced merger agreement. Internet access to the call will be available through AMC's website www.amctheatres.com. The call can also be accessed by phone at (877) 307-8182, or (706) 643-7523 for international callers. A replay of the call will be archived and rebroadcast through August 4, 2004. Call (800) 642-1687, or (706) 645-9291 for international callers, passcode identification number 8676642.

AMC will promptly file with the Securities and Exchange Commission a current report on form 8-K, which will include the merger agreement and related documents. The proxy statement that AMC plans to file with the Securities and Exchange Commission and mail to its shareholders will contain information about AMC, the proposed merger and related matters. Shareholders are urged to read the proxy statement carefully when it is available, as it will contain important information that shareholders should consider before making a decision about the merger. In addition to receiving the proxy statement from the Company by mail, shareholders also will be able to obtain the proxy statement, as well as other filings containing information about the Company, without charge, from the Securities and Exchange Commission's website (http://www.sec.gov) or, without charge, from the Company at www.amctheatres.com. This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of AMC.

AMC and its executive officers and directors may be deemed to be participants in the solicitation of proxies from AMC's shareholders with respect to the proposed merger. Information regarding any interests that AMC's executive officers and directors may have in the transaction will be set forth in the proxy statement.

About AMC Entertainment Inc.
AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 232 theatres with 3,554 screens in the United States,

Canada, France, Hong Kong, Japan, Portugal, Spain and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

About JPMorgan Partners:
JPMorgan Partners (JPMP) is a global partnership with approximately $15 billion in capital under management as of June 30, 2004. It is a leading provider of private equity and has closed over 1,300 individual transactions since its inception in 1984. JPMP has approximately 120 investment professionals in nine principal offices throughout the world. JPMorgan Partners is the private equity arm of JPMorgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States. For additional information, please visit our website at www.jpmorganpartners.com <www.jpmorganpartners.com>.

About Apollo Management, L.P.
Apollo Management, L.P., founded in 1990, is among the most active and successful private investment firms in the U.S. in terms of both number of investment transactions completed and aggregate dollars invested. Since its inception, Apollo has managed the investment of an aggregate of approximately $13 billion in equity capital in a wide variety of industries, both domestically and internationally.

Any forward-looking statements contained in this release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including among others the Company's ability to enter into various financing programs, the performance of films licensed by the Company, competition, construction delays, the ability to open or close theatres and screens as currently planned, domestic and international political, social and economic conditions, demographic changes, increases in demand for real estate, changes in real estate, zoning and tax laws, unforeseen changes in operating requirements, the Company's ability to identify suitable acquisition candidates and to successfully integrate acquisitions into its operations and results of significant litigation.

Contact:

AMC ENTERTAINMENT INC.
Richard J. King (816) 221-4000

JPMORGAN PARTNERS:
D. Brooke Harlow (212) 270-7381 or brooke.d.harlow@jpmorgan.com

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